UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13305

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.

401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACTAVIS, INC.

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Watson Pharmaceuticals, Inc.

401(k) Plan

Index to Financial Statements

and Supplemental Schedule

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of Watson

Pharmaceuticals Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceuticals Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Irvine, CA

June 24, 2013

Watson Pharmaceuticals, Inc.

401(k) Plan

Statements of Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value
Participant directed investments	$334,393,690	$269,790,474

Total investments	334,393,690	269,790,474
Notes receivable from participants	7,690,341	7,014,188
Contributions receivable
Company	2,344,741	1,935,347
Participant	973,612	777,513
Dividend Receivable	—	77,405

Total contributions receivable	3,318,353	2,790,265

Net assets available for benefits, at fair value	345,402,384	279,594,927
Adjustment from fair value to contract velu for fully benefit-responsive investment contracts	—	351,060

Net assets available for benefits	345,402,384	279,945,987

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets
Investment income
Interest, dividend and other income	$6,083,097	$3,221,859
Net appreciation (depreciation) in fair value of investments	32,847,614	(5,177,545)

Total investment income (loss)	38,930,711	(1,955,686)

Interest income from notes receivable from participants	357,781	381,096
Contributions
Company	22,252,257	16,244,377
Participant	27,112,709	22,788,086
Rollover	2,775,215	1,727,917

Total contributions	52,140,181	40,760,380

Total additions to net assets	91,428,673	39,185,790

Deductions from net assets
Benefits paid to participants (including deemed distributions)	(25,903,090)	(27,968,074)
Administrative expenses	(69,186)	(36,475)

Total deductions from net assets	(25,972,276)	(28,004,549)

Net increase to net assets	65,456,397	11,181,241
Net assets available for benefits
Beginning of year	279,945,987	268,764,746

End of year	$345,402,384	$279,945,987

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

1.	Description of Plan

The following description of the Watson Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Actavis, Inc. (the “Plans Committee”).

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).

The Plan Trustee and Custodian is Charles Schwab Bank.

Plan Sponsor

Actavis, Inc. was incorporated in 1985 under the name Watson Pharmaceuticals, Inc. On January 24, 2013, Watson Pharmaceuticals, Inc. adopted Actavis, Inc. (NYSE: ACT) as its new global name and on January 25, 2013 began trading under a new symbol — ACT — on the New York Stock Exchange.

On October 3, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of Actavis Group (“Legacy Actavis”). In connection with the acquisition, Legacy Actavis terminated its 401(k) Plan on October 31, 2012. The Legacy Actavis 401(k) Plan was frozen to new contributions. Eligible employees were automatically enrolled in the Watson 401(k) plan and began participating immediately. The Company filed with the Internal Revenue Service to receive a Letter of Determination. The Letter of Determination provides the Company with an approval to terminate the Legacy Actavis Plan. All participant account balances in the Legacy Actavis 401(k) plan are immediately 100% vested as of the Plan termination date. Participants of the Legacy Actavis plan will be required to take a distribution from the Plan or rollover to an IRA or to Actavis’ 401(k) Plan.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants are 50% vested in Company matching contributions after one year and 100% vested after two years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions and Eligibility

Participants may contribute up to 75% of his or her eligible pay up to the IRS limit. In addition, participants may make rollover contributions from all other qualified plans. The Company does not require that eligible employees attain a minimum age before they can begin participating in the Plan.

Employees are automatically enrolled in the Plan at 3% of eligible compensation. Deferral rates for these

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

participants automatically increase by 1% of eligible compensation annually beginning on the first day of the pay period that begins on or immediately after the anniversary of their Plan entry date up to 6%. Effective January 1, 2013, the Plan was amended to increase the maximum deferral rate from 6% to 8%.

Effective January 1, 2012, the Company matches 100% of the first 8% of participant contributions up to the IRS limit. In 2011, the Company matched 100% of the first 6% of participant contributions up to the IRS limit. In addition to these matching contributions, the Company may also elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2012 or 2011.

Contributions are subject to regulatory limitations.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Notes receivable from participants’ interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2012, the rates of interest on outstanding loans ranged from 5.25% to 10.25% with various maturities through October 2033.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $5,000 up until age 70  1/2, at which a time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. To the extent an account is vested in the Watson Pharmaceutical Stock Fund, payment of all or part of that amount may be made in shares of Watson Pharmaceutical Inc. common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1/2. The Company will allow hardship withdrawals for the following additional IRS events:

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

•	Medical care expenses previously incurred by the employee, the employee’s spouse, or any dependents of the employee or if necessary for these persons to obtain medical care;

•	Costs directly related to the purchase of a principal residence for the employee (excluding mortgage payments);

•	Payment of tuition, related educational fees, and room and board expenses, for the next 12 months of post-secondary education for the employee, or the employee’s spouse, children or dependents;

•	Payments necessary to prevent the eviction of the employee from the employee’s principal residence or foreclosure on the mortgage on that residence;

•	Funeral expenses for the employee’s deceased parent, spouse, child and dependent; or

•	Certain expenses relating to the repair of damage to the employee’s principal residence.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $29,000 and $3,500 of forfeited nonvested accounts were used to reduce administrative expenses and Company matching contributions in 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, forfeited nonvested accounts totaled approximately $165,000 and $115,000, respectively.

Administrative Expenses

To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Revenues are recorded as earned, benefits paid to participants are recorded when paid and all other expenses are recorded as incurred.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s Stable Value Fund is carried at contract value, with adjustments from fair value to contract value provided on the statements of net assets available for benefits. Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. If available, quoted market prices are used to value investments. The Watson Pharmaceutical Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s collective trust funds are valued at their respective net asset values as reported by the investment manager using the audited financial statements of the trusts at year end. The Funds seek to provide total return for investors retiring approximately at or near the target year, which correspond to target retirement dates between 2010 and 2050 in five-year increments.

Under current GAAP, the Stable Value Fund investment contracts held by a defined contribution plan are required to be reported within the statements of net assets available for benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Accordingly, GAAP requires the statements of net assets available for benefits to present the fair value of the investments, as well as the adjustment from fair value to contract value for fully-benefit responsive investment contracts. As required by the Financial Accounting Standards Board (“FASB”), the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in fair value of investments consists of both the realized gains or losses and unrealized appreciation and (deprecation) of those investments.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Payments to participants are recorded when paid.

Recent Accounting Pronouncement

ASU No. 2011-04 – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012. See Note 6.

Subsequent events

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2012	2011
Federated Government Obligations	$44,989,511	$—
PIMCO Total Return Fund	32,460,339	25,065,143
Aston/Fairpointe Mid Cap	27,549,510	25,749,271
Schwab S&P 500 Index Fund	27,538,124	22,023,536
T. Rowe Price Small Cap Stock	23,674,648	19,276,231
Watson Pharmaceuticals Stock Fund	21,648,689	14,583,387
T. Rowe Price Growth Stock Fund	18,444,404	—
Schwab Managed Retirement 2025 Class III	18,133,456	—
Dodge & Cox International Stock	17,466,038	—
Schwab Stable Value Fund	—	51,230,062

For the years ended December 31, 2012 and 2011, the Plan’s investments (including realized gains and losses on investments bought and sold during the year and unrealized appreciation and depreciation on investments held at year end) increased (decreased) in fair value as follows:

2012
Mutual funds	$16,364,985
Collective trust funds	10,282,066
Stable value fund	(25,215)
Watson Pharmaceutical stock fund	6,225,778

Net appreciation (depreciation) in fair value of investments	$32,847,614

2011
Mutual funds	$(6,952,676)
Collective trust funds	(2,150,381)
Stable value fund	2,180,349
Watson Pharmaceutical stock fund	1,745,163

Net appreciation (depreciation) in fair value of investments	$(5,177,545)

4.	Related-Party Transactions

For the periods ended December 31, 2012 and 2011, the plan assets included investments in funds managed by Charles Schwab Bank who acts as the Plan trustee and custodian. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $69,186 and $36,475 to Charles Schwab Bank in fees and expenses for the years ended December 31, 2012 and 2011, respectively. Broker commission fees for the Watson Pharmaceuticals Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Pharmaceuticals Stock Fund are paid directly by the Company.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

The Plan held Watson Pharmaceutical common stock and cash. The value of the stock is determined using “Unit Value Accounting.” The value of the common stock fund is determined by dividing the total market value of the fund by the number of units held by all participants. The market value of the fund is the sum of the value of the securities and cash held by the fund. The Fund had fair values of approximately $21,648,689 and $14,583,387 at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, 779,010 and 745,572 unit value shares of common stock of the Company are included in the Watson Pharmaceutical Stock Fund, respectively. The Plan made purchases and sales of the Watson Pharmaceutical Stock Fund during 2012 and 2011.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator has filed for an updated determination letter from the Internal Revenue Service regarding the Plan’s qualifications under Section 401(a) and the related trust’s tax exempt status under the provisions of Section 501(a) of the Code. The plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Fair Value Measurement

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Watson Pharmaceutical Stock Fund - Valued at the closing price reported on the active market plus any cash on hand in the fund.

Mutual funds - Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Stable Value Fund - Valued at contract value, with adjustments from fair value to contract value. The Fund invests in money market funds and other short-term investment vehicles and a guaranteed investment contract. Fair value is determined by the trustee considering factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounted methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year-end.

Collective trust funds - Value based on net asset value of shares held by the plan at year end as reported by the investment manager using the audited financial statements of the trusts at year end. The net asset value is based on underlying investments which are traded on an active market. There are no redemption restrictions or unfunded commitments on collective trust funds.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements as at December 31, 2012 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$89,994,777	$—	$89,994,777	$—
Income funds	4,130,491	—	4,130,491	—
Mutual funds:
Large value funds	8,410,492	8,410,492	—	—
Large blend funds	46,853,255	46,853,255	—	—
Large growth funds	18,444,404	18,444,404	—	—
Mid blend funds	39,827,250	39,827,250	—	—
Small growth funds	23,674,648	23,674,648	—	—
Fixed income funds	81,409,684	81,409,684	—	—
Watson Pharmaceuticals stock fund	21,648,689	21,648,689	—	—

	$334,393,690	$240,268,422	$94,125,268	$—

	Fair Value Measurements as at December 31, 2011 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$67,715,314	$—	$67,715,314	$—
Stable value fund	50,879,002	—	50,879,002	—
Mutual funds:
Large value funds	5,881,128	5,881,128	—	—
Large blend funds	36,143,597	36,143,597	—	—
Large growth funds	13,136,016	13,136,016	—	—
Mid blend funds	35,351,806	35,351,806	—	—
Small growth funds	19,276,231	19,276,231	—	—
Fixed income funds	26,823,993	26,823,993	—	—
Watson Pharmaceuticals stock fund	14,583,387	14,583,387	—	—

	$269,790,474	$151,196,158	$118,594,316	$—

7.	Subsequent Event

On March 8, 2013, subsequent to the December 31, 2012 year-end, the Plan name was changed to the Actavis, Inc. 401(k) Plan, effective January 24, 2013.

Watson Pharmaceuticals, Inc.

401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost ** (d)	Current Value (e)
Common stock:
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		$21,648,689
Mutual funds:
	Bond funds:
		Federated Government Obligations		44,989,511
	PIMCO	PIMCO Total Return Fund		32,460,339
	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares		3,959,834

				81,409,684

	Stock funds:
*	Schwab	Schwab S&P 500 Index Fund		27,538,124
	Aston	Aston/Fairpointe Mid Cap		27,549,510
	Dodge & Cox	Dodge & Cox International Stock		17,466,038
	Fidelity	Fidelity Spartan International Index		1,849,093
	T Rowe Price	T Rowe Price Growth Stock Fund		18,444,404
	T Rowe Price	T Rowe Price Small Cap Stock Stock Fund		23,674,648
	Vanguard	Vanguard Windsor II Admiral		8,410,492
	Vanguard	Vanguard Mid Cap Index Fund Institutional Shares		12,277,740

				137,210,049

Collective Trust Funds
*	Schwab	Galliard Retirement Income Fund Class 35		4,130,491
*	Schwab	Schwab Managed Return 2010 Class III		1,562,508
*	Schwab	Schwab Managed Return 2015 Class III		9,474,773
*	Schwab	Schwab Managed Return 2020 Class III		11,448,335
*	Schwab	Schwab Managed Return 2025 Class III		18,133,456
*	Schwab	Schwab Managed Return 2030 Class III		9,912,113
*	Schwab	Schwab Managed Return 2035 Class III		15,128,375
*	Schwab	Schwab Managed Return 2040 Class III		9,845,662
*	Schwab	Schwab Managed Return 2045 Class III		8,587,448
*	Schwab	Schwab Managed Return 2050 Class III		3,136,400
*	Schwab	Schwab Managed Return Income Class III		2,765,707

				94,125,268

*	Participant Loans	Varying maturity dates, interest ranging from 5.25% to 10.25% per annum		7,690,341
				$342,084,031

*	Party-in-interest for which a statutory exemption exists.
**	Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.

401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. 401(k) Plan
By:	WATSON PHARMACEUTICALS, INC. as Plan Administrator

By:	/s/ R. TODD JOYCE
R. Todd Joyce
Chairperson, Employee Benefit Plans Committee

Dated: June 24, 2013

Watson Pharmaceuticals, Inc.

401(k) Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm